INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

02034515

May 22,2002

SUPPL

02 JUN -4 AM 11:29

Special Counsel
Office of International Corporate Finance
Division of Corporate Finance
Security & Exchange Commission
Judiciary Plaza
450 Fifth St., N.W.
Washington,D.C.
20549

Dear Sirs or Madam:

Re: 12G3-2(b) Exemption No. 82-2635

Enclosed herewith please find the following, in duplicate, for filing with our records:

- Copies of News Releases dated June 12,2001; July 2,2001;July 17, 2001;Sept.27/01; November 2/01: Jan.14/02; Jan.17/02; Jan.21/02; April 26/02 and May 1/02;

- Copy of Project Summary Report on San Pedro Property, dated Oct. 24/01;

- Copy of June 30,01 Quarterly Report;
- Copy of Sept.30/01 Quarterly Report;
- Copy of Dec.31/01 Audited Financial Statement and Dec.31/01 Quarterly Report;
- Copt of March 31st/02 Quarterly Report;

- Copies of Directors Resolutions dated June 8/01; July 18/01 and Nov.2/01.

Yours Sincerely

INTERNATIONAL PBX VENTURES LTD.

Verna Wilson
Director

Documents encls.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

dlw 6/4

FILE NO. 82-2635

INTERNATIONAL PBX VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
VANCOUVER STOCK EXCHANGE SYMBOL IVU
EMAIL: ipbxvent@axionet.com
WEB SITE: www.internationalpbx.com

June 12,2001

NEWS RELEASE

The Company wishes to announce that it has arranged, subject to regulatory authority approval, a private placement of 3,000,000 units at $0.10 per unit. Each unit shall consist of one common share without par value in the capital of the company, (a "share") and one non-transferable share purchase warrant (a "warrant"). One warrant will entitle the placee to purchase an additional share for a period of two years at a price of $0.13 if exercised in the first year and at $0.15 if exercised in the second year.

The company expects to raise $300,000 through this private placement with the money raised to be used for exploration on our recently acquired and wholly owned San Pedro property in Chile and for general working capital purposes.

The Company also wishes to announce that it has granted, subject to all necessary regulatory and shareholder approvals, incentive stock options to directors and an employee of the company to purchase, in the aggregate, 1,025,000 shares in the capital stock of the Company for a period of two years at a price of $0.10 per common share. Options in the amount of 525,000 shares, at a price of $0.20 per share, exercisable up until May 16,2002, are being cancelled.

On behalf of the Board of Directors of
INTERNATIONAL PBX VENTURES LTD.

Gary Medford
Director

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE

July 2, 2001

The company is pleased to announce encouraging results from confirmation sampling carried out on its most recent Chilean mineral property acquisition announced May 14. The San Pedro property consists of 10 square kilometres of exploration concessions covering several large titanium, copper, and gold bearing alteration systems in northern Chile.

Both mineralized systems, which are separated by 100 metres or less, consist primarily of phyllic alteration with quartz -sericite flooding, silification and veining associated with aplitic dykes which invade a regional diorite intrusive . Mineralisation in the form of disseminated and vein rutile , pyrite, chalcopyrite and copper oxides covers surface areas of approximately 200-300 metres by 1000 metres along the top and flanks of a hill with 200 metres of relief.

Assays from the twelve representative outcrop chip samples taken from the better exposed rutile rich system assayed from 0.35% to 2.34% TiO_2 and averaged 1.44% TiO_2. These results confirm reconnaisance sampling from the late 1980's which outlined a mineralised zone of at least 300,000 sq. metres with average grade of 1.5% + TiO_2.

There are a number of old mine workings in both alteration zones which primarily exploited high grade, copper-gold bearing quartz -sulphide veins and mineralised structures . These typically produced "ore" of 2% Cu and 3+gpt Au and were mined to depths a few to 80 metres. Limited representative outcrop sampling from the altered host rock to these veins in the second 'rutile poor' system assayed from 13 to 3150 ppb gold and 50 to 4450 ppm copper. Too few samples were taken to suggest averages for this system however they do suggest larger potential than just high grade veins.

In the near future the company plans to conduct an extensive program of detailed sampling to define the overall surface dimensions of and grade distribution within the two systems in preparation for trenching and reconnaisance drilling programs.

On behalf of the Board of Directors of
INTERNATIONAL PBX VENTURES LTD.

"Terence Walker"
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

U.S. Securities: 12g3-2(b) Exemption # 82-2635
Standard & Poor's Corporation, USA: listed February 8, 1996
Cusip No., 459959 102

INTERNATIONAL
PBX
VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
CANADIAN VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbxvent@axionet.com
WEB SITE: www.internationalpbx.com

NEWS RELEASE **JULY 17, 2001**

The Company announces that the private placement announced June 12, 2001 has been amended. The Private Placement now consists of 3,000,000 Special Warrants at a price of $0.10 per Special Warrant, subject to the approval of the Canadian Venture Exchange. Each Special Warrant consists of one Unit, each Unit convertible into one common share and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of the Company for a period of two years at a price of $0.13 per share in the first year and at a price of $0.15 per share in the second year. The common shares issuable on conversion of the Special Warrants will be subject to a twelve month hold period unless the Company files an Annual Information Form. The Company intends to file an Annual Information Form within 120 days following the closing of the private placement to allow for a four month hold period on the common shares.

The proceeds of the private placement will be used for exploration on our recently acquired and wholly owned San Pedro property in Chile and for general working capital purposes.

ON BEHALF OF THE BOARD

Director

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

U.S. Securities: 12g3-2(b) Exemption # 82-2635
Standard & Poor's Corporation, USA: listed February 8. 1996
CUSIP No. 459959 102

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE

September 27, 2001

SAN PEDRO TITANIUM (GOLD COPPER) PROPERTY, CHILE

The Company is pleased to announce encouraging results from a recently completed geological mapping and rock sampling program carried out on its wholly owned San Pedro titanium (gold-copper) property. The San Pedro Property consists of four exploration concessions totalling approximately 1,000 hectares located 58 kilometres by road west of Vallenar, Region III, northern Chile.

The property covers the northerly trending contact between late Cretaceous granodiorites to the west and a diorite-gabbro-tonalite complex to the east. Reconnaissance geological mapping and surface rock sampling completed to date has outlined two large, structurally controlled, titaniferous zones, San Pedro and Colorado, which alter and mineralize the diorite-gabbro-tonalite complex close to its contact with the granodiorites. Both mineralized zones consist primarily of phyllic alteration with quartz-sericite flooding, silicification and veining associated with aplitic dykes.

The titanium mineralization is generally clean, free disseminations and aggregates of red to red-brown Rutile. Widely spaced reconnaissance style mapping and rock sampling indicates that the easternmost "San Pedro" zone carries the highest grade. Assays from 30 representative outcrop chip samples taken from the better exposed northwestern sector of this zone range from 0.35% to 2.34% TiO_2 and averaged 1.1%TiO_2.

This northwestern sector of the San Pedro covers an area of approximately 300,000 sq. metres along the top and flanks of a hill with 200 metres of relief. This area represents only 35% of the known length of the San Pedro zone.

In the near future the Company plans to conduct an extensive program of detailed sampling and trenching followed by reconnaissance drilling focusing on the "San Pedro" zone as the next stage in estimation of the TiO_2 potential of the San Pedro property.

ON BEHALF OF THE BOARD

"Terence Walker"
President

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

November 2, 2001

NEWS RELEASE

The Company has closed a private placement of 2,500,000 units, reduced from the 3,000,000 unit private placement announced June 12th, 2001, and amended July 17th, 2001, as Special Warrants. Each Special Warrant consists of one unit, each unit convertible into one common share and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of the Company for a period of two years at a price of $0.13 per share in the first year and at a price of $0.15 per share in the second year.

The Company will not proceed with the options in the aggregate of 1,025,000 shares announced on June 12th,2001.

BY ORDER OF THE BOARD OF
INTERNATIONAL PBX VENTURES LTD.

Verna Wilson
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE

Monday, January 14, 2002

After a disappointing 2001 , the Company would like its shareholders to know it is looking forward to a revitalization and much more activity in the current year. During 2002 the Company will continue diversifying its portfolio with the acquisition of new projects focused on new age metals similar to its San Pedro titanium property. The Company, in fact, is currently in the process of evaluating four areas in Chile with similar potential to the San Pedro, albeit different minerals, and expects to be able to announce a new acquisition within the next few weeks.

International PBX's 1000 hectare San Pedro property covers two large, structurally controlled titaniferous zones , San Pedro and Colorado. The titanium mineralization is generally clean , free disseminations and aggregates of red to red-brown rutile ranging in grade from 0.35% to 2.34% TiO_2. In our opinion , by comparison with nearby intensely explored zones of similar size and grade distribution, the northwestern sector of the San Pedro zone could cover a large deposit capable of supporting a 10-15 year life open-pit mine. This mine could produce 150,000 tonnes per annum of rutile concentrate at less than 50% of the current market price of around US $500 per tonne. This area covers only 35% of the known length of the San Pedro zone.

In the near future the Company Plans to conduct an extensive program of detailed sampling and trenching followed by reconnaissance drilling focusing on the 'San Pedro' zone as the next stage in estimation of the TiO_2 resource potential of the San Pedro property.

Although the Company is actively pursuing other commodities it still acknowledges the traditional value of copper and gold. To this end it is maintaining its land position in and pursuing financing options for its Tierra de Oro project. In the coming months the joint venture concluded last year on the Lomitas sector of this large high potential property is expected to renew its exploration efforts.

ON BEHALF OF THE BOARD

Terence Walker
President

1) The Canadian Venture Exchange has neither approved nor disapproved the information contained in this release.

2) This release contains "forward looking statements" within the meaning of Section 27A of the securities Act 1933 and Section 21B of the Securities Exchange Act of 1934.

INTERNATIONAL
PBX
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE

January 17,2002

IVU-V UPDATE

The Company wishes to inform its shareholders that, further to our January 14th,2002, news release stating that the Company is diversifying its portfolio with the acquisition of new projects focused on new age metals,in Chile, we would also like to advise that we are in the process of negotiating for a diamond property in Quebec.

A progress report will be issued as soon as further details are available.

BY ORDER OF THE BOARD

Verna Wilson
Director

1) The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release.

2) This release contains " forward looking statements" within the meaning of Section 27A of the Securities Act 1933 and Section 21B of the Securities Exchange Act of 1934.

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE January 21,2002

QUEBEC DIAMOND PROPERTY ACQUIRED

The Company wishes to inform its shareholders that, further to our January 17th ,2002 news release the Company has entered into an agreement with vendors Fayz Yacoub, Geologist, and Terra Resource Management Ltd. to acquire a 50 claim property (approxroximately 2500 Hectares) located 70km SSW of the Otish Mountains diamond discovery. Subject to receipt of documentation of ownership, the Company will acquire a 100% interest in the property subject to a 2 percent net profits interest payable to the vendors. The Company will pay $15,000 and 200,000 shares in total, $5000.00 of which has been paid on signing.

BY ORDER OF THE BOARD

Verna Wilson
Director

1) The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release.

2) This release contains " forward looking statements" within the meaning of Section 27A of the Securities Act 1933 and Section 21B of the Securities Exchange Act of 1934.

(2)

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **APRIL 26, 2002**

GOLD AND COPPER CLAIMS ACQUIRED IN CHILE

The Company is pleased to announce that it has staked four pedimentos comprising 900 Hectares and covering a major structure with GOLD workings developed along 1200 metres to a depth of 150 metres and widths of 15-20 metres. According to local miners veins assayed in the 15-20 gpt range and a resampling of dumps and workings has been initiated to confirm this information. Widespread COPPER oxide mineralization accompanies these structures and this will also be evaluated

The Company also wishes to announce that it expects to enter into a JV on the GOLD concessions of its Tierra de Oro property as early as next week.

ON BEHALF OF THE BOARD

"Terence Walker"
President

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE May 1, 2002

TIERRA DE ORO, CHILE: EIGHT GOLD CONCESSIONS JOINT VENTURED

International PBX Ventures Ltd. ("The Company") has entered into a joint venture agreement with a private financial company in which a "public company" (to be designated) will spend $US3,000,000 over 3 years to acquire an 80% interest in eight gold concessions of its large Tierra de Oro property in Chile. The Company will retain a 20% carried interest and will also receive $US100,000 in Cash and 400,000 shares of the public company in stages over the life of the agreement.

The public company is committed to spend $US300,000 in the first year of the agreement and must continue on to spend $US600,000 in the first year to earn a 25% interest.

The Company has received $US5000 on signing and will receive $US15000 and 100,000 shares of the public company upon signing a formal agreement within a due diligence period of 60 days.

It is anticipated that a thorough drill test of the many gold-bearing targets on the property will be possible and both parties are committed to advancing the exploration program as quickly as possible.

ON BEHALF OF THE BOARD

"Gary Medford"
Director

PROJECT SUMMARY REPORT

SAN PEDRO TITANIUM PROPERTY
CERRO BLANCO DISTRICT
III REGION
CHILE

Lat.: 28° 42'S Long.: 71° 08' W

Prepared for:

INTERNATIONAL PBX VENTURES LIMITED

Prepared by:

TERENCE WALKER, M. Sc., P.GEO.

WALKER GEO-EXPLORACIONES
CHEPICA ABAJO.
CHILE

SEPTEMBER 18, 2001

TABLE OF CONTENTS

LIST OF FIGURES

SUMMARY

The San Pedro titanium property consists of four exploration concessions totalling approximately 1,000 hectares. The centre of the property is located 22 kilometres south of the town of Freirina and 58 kilometres by road west of Vallenar, Region III, Chile. High tension electrical power and good water supply are within 22 kilometres of the property and a port facility is available at Huasco 43 kilometres northwest of the property.

International PBX's San Pedro property contains a large resource of an uncommon type of titanium mineralisation. The titaniferous mineral is clean red to red-brown rutile which occurs freely disseminated and mainly within the tonalitic suite of an alkalic diorite to gabbro intrusive. Its disseminated nature and associated alteration endow it with strong similarities to porphyry copper deposits. Natural rutile concentrates are the preferred feed stock for both titanium metal and pigment grade titanium dioxide production.

The current world market for pigment grade titanium dioxide is about 4 million tonnes per year. Over the last 30 years this market has steadily grown at the rate of about 3% per year with no indications of any future upsets to this trend. Coupled with this growth, significant changes have occurred in the type of titanium deposits feeding this industry. At present only approx. 11% of pigment feed is natural rutile and the average percent grade of the TiO_2 concentrates produced has dropped from the mid 90's to the mid 50's.

Short term depletion of reserves from currently producing deposits coupled with decreases in resource grades is and will continue to produce a supply-demand short fall of a further 2-3% on top of the 3% annual growth rate. Hence within the next 3-5 years there will be a market opportunity for 200,000 - 250,000 tonnes of pigment grade TiO_2 which currently sells in the range of US$500-550 per tonne.

International PBX's San Pedro property covers the northerly trending contact between late Cretaceous granodiorites to the west and a diorite-gabbro-tonalite complex to the east. Reconnaissance geological mapping and surface rock sampling completed to date by Minera IPBX Limitada the wholly owned Chilean sub-sidiary of International PBX

Ventures limited has outlined two large, structurally controlled, titaniferous zones, San Pedro and Colorado, which alter and mineralise the diorite-gabbro-tonalite complex close to it's contact with the granodiorites.

The titanium mineralisation is generally clean, free disseminations and aggregates of red to red-brown rutile. Widely spaced reconnaissance style mapping and rock sampling suggests that the eastern most "San Pedro" zone carries the highest grade, which by comparison with other more intensely explored deposits nearby may ultimately be expected to be in the 1.5%+ TiO_2 range.

The most extensively sampled section of the San Pedro zone covers an area of approximately 300,000 sq. metres. Local topography indicates the system has a minimum depth of 200 metre in this area. Hence using a mean density of 2.75 gpcc, the near surface tonnage potential of this part of the zone is in the order of 165 million tonnes. This area covers only 35% of the known length of the San Pedro zone.

A two stage US$ 200,000 program of detailed surface sampling, geological mapping and trenching followed by reconnaissance drilling focusing on the San Pedro zone is proposed as the next stage in estimation of the TiO_2 resource potential of the San Pedro property.

INTRODUCTION

Titanium is the ninth most abundant element, occurring naturally only in chemical combination, usually with oxygen or iron. Because of the high strength to weight ratio of its alloys and their resistance to corrosion, titanium metal is an important strategic and critical material and is widely used for high performance military and civilian aircraft in both airframes and engines, in electric generating plants and a wide variety of chemical processing and handling equipment. Titanium metal is produced by highly sophisticated chemical processes and is more expensive than most other structural metals. Only about 5% of the world's annual production of titanium minerals goes to make the metal. The other 95% is used primarily to make white titanium dioxide pigment. Because of its whiteness, high refractive index, and resulting light-scattering ability, titanium dioxide in its two main allotropic forms, rutile and anatase, is the predominant white pigment for paints, paper, plastics, rubber and various other materials.

International PBX's San Pedro property contains a large resource of an uncommon type of titanium mineralisation. The titaniferous mineral is clean red to red-brown rutile which occurs freely disseminated and mainly within the tonalitic suite of an alkalic diorite to gabbro intrusive. Its uniformly disseminated nature and associated alteration endow it with strong similarities to porphyry copper deposits. Natural rutile concentrates are the preferred feed stock for both titanium metal and pigment grade titanium dioxide production.

TiO_2 PIGMENT MARKET

The current world market for pigment grade titanium dioxide is about 4 million tonnes per year. Over the last 30 years this market has steadily grown at the rate of about 3% per year with no indications of any future upsets to this trend. Coupled with this growth, significant changes have occurred in the type of titanium deposits feeding this industry. During the mid to late 1960's the rutile rich beach sands of Western Australia supplied the bulk of the pigment feed stock. Since then however, ilmenites have progressively replaced natural rutile due to depletion of the Australian reserves and the global scarcity of natural rutile deposits. At present only approx. 11% of pigment feed is natural rutile

and the average percent grade of the TiO_2 concentrates produced has dropped from the mid 90's to the mid 50's.

Over the last 20 years environmental concerns and regulations in the two main pigment producing regions, North America and Europe have resulted in pigment producers demanding higher and higher feed stock grades. Since the bulk of mine product is low grade, 48-63% TiO_2 ilmenites, feed stock producers have had to develop costly pyro-metallurgical and pressure leach upgrading technologies to produce respectively 86-88% TiO_2 slag and 93% synthetic rutile. These are now the current feed stock standards however, natural rutile at 95% plus TiO_2 is still the pigment producers preferred feed stock.

TiO_2 SUPPLY and DEMAND

Short term depletion of reserves from currently producing deposits coupled with decreases in resource grades is and will continue to produce a supply-demand short fall of a further 2-3% on top of the 3% annual growth rate. Hence within the next 3-5 years there will be a market opportunity for 200,000 - 250,000 tonnes of pigment grade TiO_2 which currently sells in the range of US$500-550 per tonne. This price range has also been relatively stable over the last 10 years, with the exception of years 1992 - 1995 when prices fluctuate from a low of US$300 to a high of US$ 650. This instability was due mainly to the opening and early closing of the Sierra Rutile deposit due to civil war in Sierra Leon and a market share struggle between the two TiO_2 main slag producers.

LOCATION and ACCESS

The San Pedro property, centred at Lat. 28° 42'S, Long. 71° 08'W, is located 58 kilometres by road west of the city of Vallenar in the Atacama geographic region of northern Chile (Figure #1). The property is accessible directly from the Vallenar - Huasco highway, the turn off being in the center of the village of Freirina 31 kilometres west of Vallenar and 16 kilometres east of the existing port facilities at Huasco. From here a good gravel road

heads generally south for 25 kilometres to the northern boundary of the property, the main showings, a further 2 kilometres to the south, are accessible by old mine roads.

CLIMATE, LOCAL RESOURCES, and PHYSIOGRAPHY

The property climate is generally arid supporting only desert scrub and cactus however, a good water supply is available from the Huasco River, 21 kilometers to the north and possible subterranean within the larger local valleys immediately north and west of the property. High tension power lines pass 20 kilometres to the north of the property along the Vallenar-Huasco highway. Topography consists of low hills with a mean elevation of 1000 metres which are locally incised by periodically active creeks which locally produce slopes of 20° to 30° but pose no serious access problems.

CLAIMS and OWNERSHIP

The property consists of a group of four contiguous mineral exploration concessions, the San Pedro I through IV claims totalling 1,000 hectares. The current holder of these claims is Terence Walker, in trust for Minera IPBX Limtada, the Chilean exploration arm of International PBX Ventures Ltd.

HISTORY OF THE PROPERTY

The first references to the titanium mineralisation on and adjacent to the San Pedro property, Sierra La Totora, appear in 1953 and subsequent government reports on the non-metallic and metallic mineral resources of Chile. These reports describe the occurrences as small hydrothermal deposits located in aplitic bodies and lenses from several metres to one hundred metres in size in which rutile appears as disseminated grains of one to several millimetres in size and is accompanied by minor titanite, apatite, actinolite and biotite.

Between 1990-1991 the north western half of the property was sampled by Adonos Resources of Toronto, Canada, as part of a much larger rock sampling, geological mapping and trenching programme on their adjacent Barranca Negra property. No details of this

work survive, however annual reports of the company indicate grades of 0.5-2.5% TiO_2 from an area of alteration approximately 400 metres by 800 metres.

In April, 2001 the property was staked by International PBX Ventures Limited whom, through their Chilean arm Minera IPBX Ltda., have conducted reconnaissance geological mapping and rock sampling.

REGIONAL GEOLOGY

The San Pedro property lies within the northern Frierina zone of the Vallenar-La Serena Rutile belt. This 15 to 25 kilometres wide rutile enriched intrusive belt extends roughly 200 kilometres south from the village of Freirina 20 kilometres west of Vallenar to the village of Pan de Azucar 25 kilometres east of La Serena.

Intrusive plutonic rocks form about 80% of the outcrop in the northern Frierina zone area. These intrusives vary from granites to gabbros and are distributed in three linear NNE trending belts which decrease in age from west to east (Upper Jurassic, Cretaceous and Palaeocene). The San Pedro property is located within the Central Belt which, in the area of the property, consist of a series of mid-late Cretaceous granodioritic to dioritic bodies of batholithic proportions and sub-ordinate medium to fine grained tonalites and aplites. East of the property these intrusives are overlain by a thick sequence of porphyritic andesites and andesite breccias belonging to the late-Cretaceous Bandurious Fromation.

Regional and local extent N-NNW, NE-ENE trending normal faults cut all the previously mentioned units and produce a series of northerly and north-easterly trending horsts and grabens. Similarly trending copper and precious metal bearing quartz-sulphide veins and late stage mafic to felsic dykes are also common throughout this rock package.

Numerous artisanal mine workings occur throughout the Central Belt intrusive belt. The majority of these are located on the structurally controlled quartz sulphide veins. Although generally high grade i.e. 2-5% copper plus 2-50 grams per tonne gold, none have produced

more than a few thousand tonnes of ore. In the immediate area of the property a few of these artisanal workings exploited high grade rutile mineralisation in quartz-feldspar pegmatite and aplite dykes. The most significant of these is the Rincon Blanco mine located approximately 3 kilometres northeast of the San Pedro property. It has a 20 metre long tunnel and four radial cross-cuts of 5 metres each. Small tonnages of high grade rutile grading approximately 8% TiO_2 were exploited here several decades ago.

Rutile showings and several medium sized deposits occur throughout the belt but are more common and better known in the northern Freirina half of the belt. The rutile mineralisation occurs as ruby red to brown and black individual disseminated crystals and crystal aggregates and as coarse pegmatitic quartz-rutile-feldspar veins as at Rincon Blanco. The dominant host rocks are pale gray to white sericite-quartz altered tonalite and late stage aplitic dykes, sills and plugs. At some showings alteration and mineralisation of the older diorites proximal to the tonalites is evident. The mineralised areas vary in thickness and extent from several to several hundreds of metres and exhibit TiO_2 grades of from 1 to 15% however the average grade from the most extensively sampled areas is in the 1.5 to 2% range.

To date there are six known deposits in the Frierina sector, Los Totora, Placetas de Algodon, Los Mantos, Rincon Blanco, San Pedro (covered by the subject property) and Cerro Blanco which range in resource potential from 35 to 100 million tonnes. The largest and most intensely explored Cerro Blanco deposit contains a drill indicated resource of approximately 100 million tonnes grading 1.9% TiO_2 plus a further inferred resource of at least double this in adjacent satellite bodies.

PROPERTY GEOLOGY

Reconnaissance mapping of the San Pedro indicated that the property geology is relatively simple with two main intrusive rock types (Figure #2). The bulk of the San Pedro (SP) I and II claims are under lain by a medium to coarse grained diorite body with pegmatitic gabbro phases. The is a regionally extensive batholith of Late Cretaceous age.

On the western most SP III claim this diorite has been intrude by a slightly younger, northeasterly trending and distinctively white weathering granodiorite to quartz monzonite stock. Based on the color of the ridges visible from the adjacent SP III claim, the eastern most SP IV claim appears also to be underlain by the diorite batholith. Aplitic to andesitic dykes generally trending N-S to NW-SE are noticeable in the diorite body but not common in the granodiorite.

STRUCTURE

There appear to be three principle structural trends; NW-SE, N-S and NE-SW manifest principally in the local drainage patterns and the late stage dyke, copper-gold vein and intrusive contact trends. The former is the most significant and is the dominant trend of the worked veins, the rutile bearing alteration zones and aplitic dykes.

ALTERATION

Two principle areas of alteration have been identified to date (San Pedro and Colorado), both have siliceous cores with successive sericite-quartz and chlorite-carbonate (pyrite) haloes and are the two zones the property was originally staked to cover. Both however, are larger than originally thought and both contain rutile mineralisation. Also both zones are entirely within the diorites (which they alter) and both have a structurally controlled NW-SE trend and a general 40°-50° SW dip. Although offset at several locations by ENE to ESE trending faults the two zones can be traced for at least 2 km along strike and vary in width from 200-400 metres in width.

MINERALISATION

Titanium mineralisation in both zones consists of free disseminated grains and aggregates of red to brown rutile, visually from 0.1 to 2 mm in size and from 0.2 to 3.5% in concentration plus minor ilmenite. Visually the San Pedro zone appears to have the highest grade and is the zone from which most of prior samples were taken. The red-brown rutile also appears to be concentrated within the sericite-quartz (phyllic) halo.

Towards the outer edge of this zone, minor ilmenite is encountered with partial rutile rims. In the succeeding chlorite-carbonate (propyllitic) halo ilmenite was the only titanium species recognizable

In addition to the titanium mineralisation there a numerous N to NW trending copper-gold bearing quartz-sericite-sulphide veins and scattered green copper oxides which suggests at least elevated copper through out the alteration systems. The copper-gold veins are localized within structures, vary from 0.2 to 1.3 m wide and occur in all rock types. These veins although narrow can be quite high grade and continuous over several hundred metres of strike and depth. The two main mines on these veins for example, Los Colorados and Carizal Bajo where mined to depths of 120-150 metres and along 100-200 metres of strike. Production grades reported by the owners vary from 30-180 gpt gold plus 3-6% copper. Grades in the primary sulphide tended to be higher than in the oxide zone and a supergene chalcocite zone appears to develop locally at the oxide-sulphide contact.

GEOCHEMISTRY

During the course of the initial evaluation of the prospect and subsequent reconnaissance mapping a total of 50 representative rock chip samples were collected for geochemical analysis. Of these 30 were collected from the San Pedro zone and 20 from the Colorado zone.

The samples were collected in three stages. In April, 2001 six samples were collected from the core of the San Pedro zone and analyzed only for TiO_2 at ASL Geolab in Santiago. In June a further six samples were collected from a cross- section of the San Pedro zone and four samples were collected from the wallrock adjacent to previously worked veins in the Colorado zone. These latter samples were analyzed for TiO_2, Au and 32 other trace elements at Acme Analytical Laboratories in Vancouver. The remaining 34 samples were collected in July from a series of additional cross-sections of both zones. All samples were analyzed for TiO_2 plus samples from the Colorado zone were also

analyzed for gold at ASL Geolab in Santiago. Both laboratories used a fusion/ICP technique for TiO_2 and F.A.A for gold.

The sampling programs over the San Pedro zone result in a rough coverage of 100 x 100 metres, returned value ranging from 0.2-2% TiO_2 with an average surface grade of 1.1% TiO_2 over an area of approximately 300,000 sq. metres (Figure #3). This average is comparable to that at the other deposits in the local area which range from 0.8 to 1.5% TiO_2 at similar sampling density. The Cerro Blanco deposit 7 kilometres to the northeast is the only one to have been drill tested to date. At this deposit surface zones with grades of 0.8%+ TiO_2 can overlie bulk volume grades 40-50% higher. This sampling also indicates a higher grade core trending NE which encompasses a 20-50 metre zone of similarly trending aplitic dykes.

Samples taken from the Colorado zone consistently contain TiO_2 values of lower value than those in the San Pedro zone. The average for this zone is 0.4% TiO_2 however, sample density is lower than in the San Pedro zone. The alteration in this zone is dominantly siliceous and it may in fact represent a deeper lower grade core to the system. Mineral zoning from some of the other zones to the north also suggest that the higher silica content the lower the TiO_2 grade. The Colorado zone lies within the valley below the San Pedro zone and it's less resistant sericitic alteration zone is poorly exposed. This may also contribute to the lower average value obtained to date. The Colorado zone was also assayed for gold and 32 other trace elements. The first round of samples returned gold values up to 3.2 grams per tonne from wall rocks adjacent to previously mined veins. Subsequent samples results however are much lower in gold and suggest that the dispersion of gold away from the veins is limited. The trace element analysis for samples from this zone show a general enrichment in Cu, Mo and As plus local enrichment in Co and Zn but none to economically interesting levels.

Three samples were collected from the strike extensions of the two principle veins systems, Los Colorados and Carizil Bajo. One sample of note taken across the Los Colorados system approximately 500 metres north of the old workings assayed 2.73 grams per tonne gold across 10 metres

CONCLUSIONS

The San Pedro property covers two large titaniferous alteration systems, San Pedro and Colorado. Both appear to be northwesterly trending structurally controlled systems which alter and mineralise a diorite-tonalite intrusive complex.

The titanium mineralisation is generally clean, free disseminations and aggregates of red to red-brown rutile. Widely spaced reconnaissance style mapping and rock sampling suggests that the eastern most "San Pedro" zone carries the highest grade, which by comparison with other more intensely explored deposits nearby may ultimately be expected to be in the 1.5%+ TiO_2 range.

The most extensively sampled section of the San Pedro zone covers an area of approximately 300,000 sq. metres. Local topography indicates the system has a minimum depth of 200 metre in this area. Hence using a mean density of 2.75 gpcc, the near surface tonnage potential of this part of the zone is in the order of 165 million tonnes. This area covers only 35% of the known length of the San Pedro zone.

RECOMMENDATIONS

A two stage program of detailed surface sampling, geological mapping and trenching followed by reconnaissance drilling focusing on the San Pedro zone is proposed as the next stage in estimation of the TiO_2 resource potential of the San Pedro property.

A budget of US$ 200,000 is proposed to carry out this work program.

Terence Walker M.Sc. P.Geo.
President, International PBX Ventures Ltd.

PROPOSED PROGRAM BUDGET

Stage 1:	**US $**
Detailed Geological Mapping and Sampling	10,000
Trenching	10,000
Analysis	20,000
R & B, Travel	10,000
Environmental Declaration	5,000
Stage 1 Total	55,000

Stage 2:	
Drill road and pad construction	10,000
Drilling Contract (2000 metres)	100,000
Supervision and Sampling	10,000
Analysis	15,000
R & B, Travel	10,000
Stage 2 Total	145,000
Proposed Program Budget Total	**200,000**

REFERENCES

Force, E., 1991, Geology of Titanium-Mineral Deposits; Geological Society of America Special Paper.

Moscoso, C. y otras, 1982, SERNAGEOMIN; Catra Geologica de Chile 1: 250,000, Hoja Vallenar y parte Norte de La Serena.

Ruiz, C., 1965, SERNAGEOMIN; Geologia y Yacimientos Metaliferous de Chile.

Vila, T., 1953, Editorial Universitaria, Recursos Minerales no metalicos de Chile.

June 30/2001

FILE NO. 82-2635

QUARTERLY AND YEAR END REPORT

BCSC British Columbia Securities Commission

BC FORM 51-901F
(previously Form 61)

02 JUN -4 AM 11:30

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.		Sept.30,2001	01 11 12
ISSUER ADDRESS			
608-475 Howe Street,			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.	V6C 2B3	604-681-0568	604-681-7748
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Verna Wilson	Director		604-681-7748
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
ipbxvent@axionet.com	www.internationalpbx.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
(signed)	GARY MEDFORD	01 11 12
(signed)	VERNA WILSON	01 11 12

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

(UNAUDITED)

Randall Yip
Chartered Accountant

701 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Tel: (604) 682-5474 Ext. 229
Fax: (604) 682-5404 Email: minfo@direct.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2001 and the consolidated statements of operations and deficit, schedule of exploration expenditures and acquisition cost for the three months then ended from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, Canada
November 12 2001

Randall Yip
Chartered Accountant

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	September 30, 2001	December 31, 2000
Assets		
Current Assets		
Cash	$ 59,384	$ 10,183
Accounts receivable	4,640	5,383
Prepaid expenses and deposits	1,111	611
	65,135	16,177
Capital Assets	1,794	2,595
Mineral Interests	1,699,820	1,643,540
	$ 1,766,749	$ 1,662,312
Liabilities		
Current Liabilities		
Accounts payable and accruals	$ 109,443	$ 64,772
Directors' loans	146,250	86,130
Amounts owing to a former director	95,855	95,855
	351,548	246,757
Shareholders' Equity		
Share subscriptions received	75,000	-
Share Capital	6,174,108	6,174,108
Deficit	(4,833,907)	(4,758,553)
	1,415,201	1,415,555
	$ 1,766,749	$ 1,662,312

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three Months Ended September 30 2001	Three Months Ended September 30 2000	Nine Months Ended September 30 2001	Nine Months Ended September 30 2000
Administrative Expenses				
Administration fees	$ 7,500	$ 7,500	$ 22,500	$ 22,500
Amortization	112	476	336	1,428
Interest and bank charges	79	127	281	358
Investor relations	7,633	7,560	23,738	23,704
Office, telephone, rent and secretarial	3,615	7,828	12,231	21,970
Professional fees	7,198	0	7,304	6,766
Transfer agent and regulatory	3,603	1,410	8,694	7,594
Travel and promotion	18	125	471	780
Less: interest income	(34)	(204)	(201)	(254)
Net loss	(29,724)	(24,822)	(75,354)	(84,846)
Deficit, beginning of period	(4,804,183)	(4,702,822)	(4,758,553)	(4,642,798)
Deficit at end of period	$ (4,833,907)	$ (4,727,644)	$ (4,833,907)	$ (4,727,644)

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED)

	Three Months Ended September 30 2001	Three Months Ended September 30 2000	Nine Months Ended September 30 2001	Nine Months Ended September 30 2000
Cash flow from operating activities				
Net Loss	$ (29,724)	$ (24,822)	$ (75,354)	$ (84,846)
Amortization	190	593	566	1,782
	(29,534)	(24,229)	(74,788)	(83,064)
Change in non-cash working capital				
Current assets	803	(6,232)	243	(7,713)
Current liabilities	19,982	(21,413)	44,671	(46,479)
	(8,749)	(51,874)	(29,874)	(137,256)
Cash flow from financing activities				
Loan from director	2,500	(42,500)	60,120	(43,500)
Share subscriptions received	75,000	-	75,000	-
Issue of common shares	-	113,800	-	242,800
	77,500	71,300	135,120	199,300
Cash flow from investing activities				
Mineral acquisition and exploration expenditures	(10,772)	(8,879)	(56,280)	(45,698)
Disposal of capital assets	235	-	235	-
	(10,537)	(8,879)	(56,045)	(45,698)
Increase (Decrease) in cash and cash equivalents	58,214	10,547	49,201	16,346
Cash and cash equivalents at beginning of period	1,170	5,979	10,183	180
Cash and cash equivalents at end of period	$ 59,384	$ 16,526	$ 59,384	$ 16,526

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED SCHEDULE OF EXPLORATION
EXPENDITURES AND ACQUISTION COST
TIERRA DE ORO PROJECT – CHILE
(UNAUDITED)

	Balance December 31 2000	Expenditure During the Year	Accumulated to September 30, 2001
Exploration Expenditures			
Assays	$ 112,116	$ 817	$ 112,933
Automotive	59,531	896	60,427
Camp and exploration supplies	23,370	-	23,370
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	330,954	-	330,954
Mapping	17,730	-	17,730
Office, rent, telephone and professional fees	117,461	5,929	123,390
Personnel	57,717	-	57,717
Project management	224,500	30,961	255,461
Report writing	22,865	-	22,865
Travel	71,908	1,607	73,515
	1,287,332	40,209	1,327,541
Acquisition Costs	356,208	16,071	372,279
Total Costs	$ 1,643,540	$ 56,280	$ 1,699,820

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the three month period are the following:

Office and miscellaneous	$ 1,058
Rent	1,833
Telephone	724
	$ 3,615

(b) Included in investor relations for the three month period are the following:

Consulting	$ 7,500
Market quotation	105
Other	28
	$ 7,633

2. (a) Related party transactions during the quarter

Administrative fees	$ 7,500
Exploration project management fee	4,201
	$ 11,701

3. Summary of securities issued and options granted in the period
No shares issued or options granted in the period.
Share subscriptions received during the period $75,000

4. Summary of securities as at the end of the reporting period
(a) Authorized:

100,000,000 common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

(b) Issued: 14,873,406 common shares

(c) Shares under options

#	Exercise Price	Expiry date
525,000	$0.20	May 16, 2002

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

SCHEDULE B:

5. Directors and officers at the date of this report

   (a) Officers

   Terence Walker President
   Monika Hilson Secretary

   (b) Directors

   Verna Wilson
   Gary Medford
   Terence Walker

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

SCHEDULE C: Management Discussion and Analysis

The following discussion and analysis of the results of operations should be read in conjunction with the Quarterly Report for the nine month period ended Sept ember 30,2001, attached hereto.

No options have been exercised during this period.

OPTIONS GRANTED:

Incentive stock options on 1,025,000 shares granted on June 12,2001, to directors and an employee for a term of two years at $0.10 per share have been cancelled. Options now held on 525,000 shares at $0.20 per share are still in force and are not being cancelled.

PRIVATE PLACEMENT:

The private placement of 3,000,000 units at $0.10 per unit was proceeded with and closed subsequent to the period under discussion, with the total number of units amended to 2,500,000 . Each unit consisted of one common share without par value in the capital of the company and one none transferable share purchase warrant. One warrant to entitle the placee to purchase an additional share for a period of two years at a price of $0.13 per share if exercised in the first year and at $0.15 per share if exercised in the second year. In a news release issued July 12, 2001, the warrants were amended to Special Warrants. Subsequent to September 30, the private placement was approved and the shares issued and has now been closed.

EXERCISE OF WARRANTS:

No warrants have been exercised during this period. 500,000 warrants with an exercise price of $0.30 per warrant were not exercised and expired at midnight July 6th,2001.

INVESTOR RELATIONS:

Investor relations service is continuing to be provided by Mr. Thomas Heinimann of Procan Investor Services in Switzerland, at a cost of $2,500.00 per month.

FINANCIAL:

Funds on hand as at November 12th,2001 $ 3,447.48

GENERAL:

There has been no change in directors and officers of the Company.

PROPERTIES:

Tierra de Oro, Copiapo, Chile;

This large 20 concession gold,silver,copper, cobalt, exploration property is being kept in good standing and is wholly owned by International PBX Ventures Ltd.. The Company is currently looking for a major investor or joint venture partner to continue exploration of the fifteen targets identified in previous work done on the property.

With this objective in view the company entered into a memorandum of understanding with Quattro Resources, now Aldershot Resources Ltd, in which they would acquire an option on five of the above-noted concessions. Details of this agreement are reviewed below:

Aldershot Resources Ltd, Memorandum of Understanding:

On November 28th,2,000, the Company entered into an agreement in which Aldershot would have an option to acquire a 70% interest in five concessions in consideration of $285,000 US, $5,000 US of which was payable on execution of the agreement and which was paid. The agreement also requires the allotment and issuance of 400,000 shares of Aldershot Resources, and the payment by Aldershot of $1,180,000 US in expenditures on the property to earn the 70% interest in these five concessions. Subsequent to that date this agreement has been amended and for a further consideration of $10,000 US Aldershot now has until December 31,2001, to complete its due diligence and until February 28,2002 to obtain approval of the formal agreement by the Regulatory Authorities.

Aldershot has received an extension of time from the CDNX in which to complete its major financing and we are optimistic that they will be able to start work on the property in the spring of next year.

SAN PEDRO PROPERTY, CHILE

This 1000 hectare copper,gold,titanium property was staked by the Company in May of this year and is wholly owned. Sampling to date has been encouraging and the Company is in the process of completing a report to be used in raising US $50,000 for the next trenching ,road building and sampling program.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Gary Medford
Director

BCSC
British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.		Sept.30,2001	01 11 12
ISSUER ADDRESS			
608-475 Howe Street,			
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2B3	604-681-0568	604-681-7748

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Verna Wilson	Director	604-681-7748

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ipbxvent@axionet.com	www.internationalpbx.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	GARY MEDFORD	01 11 12
[signature]	VERNA WILSON	01 11 12

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

(UNAUDITED)

Randall Yip
Chartered Accountant

701 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Tel: (604) 682-5474 Ext. 229
Fax: (604) 682-5404 Email: minfo@direct.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2001 and the consolidated statements of operations and deficit, schedule of exploration expenditures and acquisition cost for the three months then ended from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, Canada
November 12 2001

Randall Yip
Chartered Accountant

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	September 30, 2001	December 31, 2000
Assets		
Current Assets		
Cash	$ 59,384	$ 10,183
Accounts receivable	4,640	5,383
Prepaid expenses and deposits	1,111	611
	65,135	16,177
Capital Assets	1,794	2,595
Mineral Interests	1,699,820	1,643,540
	$ 1,766,749	$ 1,662,312
Liabilities		
Current Liabilities		
Accounts payable and accruals	$ 109,443	$ 64,772
Directors' loans	146,250	86,130
Amounts owing to a former director	95,855	95,855
	351,548	246,757
Shareholders' Equity		
Share subscriptions received	75,000	-
Share Capital	6,174,108	6,174,108
Deficit	(4,833,907)	(4,758,553)
	1,415,201	1,415,555
	$ 1,766,749	$ 1,662,312

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three Months Ended September 30 2001	Three Months Ended September 30 2000	Nine Months Ended September 30 2001	Nine Months Ended September 30 2000
Administrative Expenses				
Administration fees	$ 7,500	$ 7,500	$ 22,500	$ 22,500
Amortization	112	476	336	1,428
Interest and bank charges	79	127	281	358
Investor relations	7,633	7,560	23,738	23,704
Office, telephone, rent and secretarial	3,615	7,828	12,231	21,970
Professional fees	7,198	0	7,304	6,766
Transfer agent and regulatory	3,603	1,410	8,694	7,594
Travel and promotion	18	125	471	780
Less: interest income	(34)	(204)	(201)	(254)
Net loss	(29,724)	(24,822)	(75,354)	(84,846)
Deficit, beginning of period	(4,804,183)	(4,702,822)	(4,758,553)	(4,642,798)
Deficit at end of period	$ (4,833,907)	$ (4,727,644)	$ (4,833,907)	$ (4,727,644)

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED)

	Three Months Ended September 30		Nine Months Ended September 30	
	2001	2000	2001	2000
Cash flow from operating activities				
Net Loss	$ (29,724)	$ (24,822)	$ (75,354)	$ (84,846)
Amortization	190	593	566	1,782
	(29,534)	(24,229)	(74,788)	(83,064)
Change in non-cash working capital				
Current assets	803	(6,232)	243	(7,713)
Current liabilities	19,982	(21,413)	44,671	(46,479)
	(8,749)	(51,874)	(29,874)	(137,256)
Cash flow from financing activities				
Loan from director	2,500	(42,500)	60,120	(43,500)
Share subscriptions received	75,000	-	75,000	-
Issue of common shares	-	113,800	-	242,800
	77,500	71,300	135,120	199,300
Cash flow from investing activities				
Mineral acquisition and exploration expenditures	(10,772)	(8,879)	(56,280)	(45,698)
Disposal of capital assets	235	-	235	-
	(10,537)	(8,879)	(56,045)	(45,698)
Increase (Decrease) in cash and cash equivalents	58,214	10,547	49,201	16,346
Cash and cash equivalents at beginning of period	1,170	5,979	10,183	180
Cash and cash equivalents at end of period	$ 59,384	$ 16,526	$ 59,384	$ 16,526

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES AND ACQUISTION COST
TIERRA DE ORO PROJECT – CHILE
(UNAUDITED)

	Balance December 31 2000	Expenditure During the Year	Accumulated to September 30, 2001
Exploration Expenditures			
Assays	$ 112,116	$ 817	$ 112,933
Automotive	59,531	896	60,427
Camp and exploration supplies	23,370	-	23,370
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	330,954	-	330,954
Mapping	17,730	-	17,730
Office, rent, telephone and professional fees	117,461	5,929	123,390
Personnel	57,717	-	57,717
Project management	224,500	30,961	255,461
Report writing	22,865	-	22,865
Travel	71,908	1,607	73,515
	1,287,332	40,209	1,327,541
Acquisition Costs	356,208	16,071	372,279
Total Costs	$ 1,643,540	$ 56,280	$ 1,699,820

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the three month period are the following:

Office and miscellaneous	$ 1,058
Rent	1,833
Telephone	724
	$ 3,615

(b) Included in investor relations for the three month period are the following:

Consulting	$ 7,500
Market quotation	105
Other	28
	$ 7,633

2. (a) Related party transactions during the quarter

Administrative fees	$ 7,500
Exploration project management fee	4,201
	$ 11,701

3. Summary of securities issued and options granted in the period
   No shares issued or options granted in the period.
   Share subscriptions received during the period $75,000

4. Summary of securities as at the end of the reporting period
   (a) Authorized:

   100,000,000 common shares without par value
   100,000,000 Class A preference shares, $1 par value
   100,000,000 Class B preference shares, $5 par value

   (b) Issued: 14,873,406 common shares

   (c) Shares under options

#	Exercise Price	Expiry date
525,000	$0.20	May 16, 2002

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

SCHEDULE B:

5. Directors and officers at the date of this report

    (a) Officers

        Terence Walker President
        Monika Hilson Secretary

    (b) Directors

        Verna Wilson
        Gary Medford
        Terence Walker

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2001

SCHEDULE C: Management Discussion and Analysis

The following discussion and analysis of the results of operations should be read in conjunction with the Quarterly Report for the nine month period ended Sept ember 30,2001, attached hereto.

No options have been exercised during this period.

OPTIONS GRANTED:

Incentive stock options on 1,025,000 shares granted on June 12,2001, to directors and an employee for a term of two years at $0.10 per share have been cancelled. Options now held on 525,000 shares at $0.20 per share are still in force and are not being cancelled.

PRIVATE PLACEMENT:

The private placement of 3,000,000 units at $0.10 per unit was proceeded with and closed subsequent to the period under discussion, with the total number of units amended to 2,500,000 . Each unit consisted of one common share without par value in the capital of the company and one none transferable share purchase warrant. One warrant to entitle the placee to purchase an additional share for a period of two years at a price of $0.13 per share if exercised in the first year and at $0.15 per share if exercised in the second year. In a news release issued July 12, 2001, the warrants were amended to Special Warrants. Subsequent to September 30, the private placement was approved and the shares issued and has now been closed.

EXERCISE OF WARRANTS:

No warrants have been exercised during this period. 500,000 warrants with an exercise price of $0.30 per warrant were not exercised and expired at midnight July 6th,2001.

INVESTOR RELATIONS:

Investor relations service is continuing to be provided by Mr. Thomas Heinimann of Procan Investor Services in Switzerland, at a cost of $2,500.00 per month.

FINANCIAL:

Funds on hand as at November 12th,2001 $ 3,447.48

GENERAL:

There has been no change in directors and officers of the Company.

PROPERTIES:

Tierra de Oro, Copiapo, Chile:

This large 20 concession gold,silver,copper, cobalt, exploration property is being kept in good standing and is wholly owned by International PBX Ventures Ltd.. The Company is currently looking for a major investor or joint venture partner to continue exploration of the fifteen targets identified in previous work done on the property.

With this objective in view the company entered into a memorandum of understanding with Quattro Resources, now Aldershot Resources Ltd, in which they would acquire an option on five of the above-noted concessions. Details of this agreement are reviewed below:

Aldershot Resources Ltd, Memorandum of Understanding:

On November 28th,2,000, the Company entered into an agreement in which Aldershot would have an option to acquire a 70% interest in five concessions in consideration of $285,000 US, $5,000 US of which was payable on execution of the agreement and which was paid. The agreement also requires the allotment and issuance of 400,000 shares of Aldershot Resources, and the payment by Aldershot of $1,180,000 US in expenditures on the property to earn the 70% interest in these five concessions. Subsequent to that date this agreement has been amended and for a further consideration of $10,000 US Aldershot now has until December 31,2001, to complete its due diligence and until February 28,2002 to obtain approval of the formal agreement by the Regulatory Authorities.

Aldershot has received an extension of time from the CDNX in which to complete its major financing and we are optimistic that they will be able to start work on the property in the spring of next year.

SAN PEDRO PROPERTY, CHILE

This 1000 hectare copper,gold,titanium property was staked by the Company in May of this year and is wholly owned. Sampling to date has been encouraging and the Company is in the process of completing a report to be used in raising US $50,000 for the next trenching ,road building and sampling program.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Gary Medford
Director

RESOLUTION OF THE DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

The undersigned, being all of the directors of International PBX Ventures Ltd., hereby consent to and adopt the following resolution.

RESOLVED THAT:

Private Placement of Special Warrants

1. the entering into by International PBX Ventures Ltd. (the "Corporation") of subscription agreements (the "Subscription Agreements"), substantially in the form presented to the Directors, with the persons listed in Schedule "A" to this resolution (collectively, the "Placees") for the offering (the "Offering") of 2,500,000 special warrants (the "Special Warrants"), on a private placement basis and at a price of $0.10 each, be and is hereby approved and authorized, and any officer or director of the Corporation be and is hereby authorized to execute and deliver the Subscription Agreements for and on behalf of the Corporation with such changes thereto as he may approve, such approval to be conclusively evidenced by the execution of the Subscription Agreements;

2. the Corporation create 2,500,000 Special Warrants, each entitling the holder to acquire, without payment of any additional consideration, one Unit of the Corporation, each Unit consisting of one Common share (a "Share") in the capital of the Corporation and one non-transferable Common share purchase warrant (a "Warrant"), with each Warrant entitling the holder thereof to acquire one additional Common share (a "Warrant Share") for a period of two years at a price of $0.13 per share until October 10, 2002 and at a price of $0.15 per share from October 11, 2002 until October 10, 2003;

3. the form of Special Warrant certificate (the "Special Warrant Certificate") presented to the directors be and is hereby approved as the certificate representing the Special Warrants to be issued under the Subscription Agreements;

4. the issue price for each Special Warrant be and is hereby fixed at $0.10 and 2,500,000 Special Warrants are hereby allotted for issuance, and shall be issued, to the Placees, as set out in Schedule A to this resolution, upon receipt by the Corporation of the aggregate purchase price therefor (being $0.10 multiplied by the number of Special Warrants subscribed for) and any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation and whether under the seal of the Corporation or otherwise, to execute and deliver to each of the Placees a Special Warrant Certificate;

Shares, Warrants and Warrant Shares

5. the directors, acting in good faith and in the best interests of the Corporation, hereby determine that of such $0.10 per special warrant, $0.01 shall be allocated as the fair value and consideration of each Warrant and the balance shall be allocated as the fair value and consideration for each Share (subject to any corresponding adjustment in the price of each Share and Warrant Share resulting from an adjustment of the nature referred to in paragraphs 9 and 10, respectively, of this resolution);

6. the Corporation create 2,500,000 Warrants, each Warrant entitling the holder to acquire one Warrant Share for a period of two years at a price of $0.13 per share until October 10, 2002 and thereafter at a price of $0.15 per share until October 10, 2003 in accordance with the terms of the Subscription Agreements, and the form of Warrant certificate (the "Warrant Certificate") presented

to the directors be and is hereby approved as the certificate representing Warrants to be issued on exercise of the Special Warrants;

7. the directors, acting in good faith and in the best interests of the Corporation, hereby fix $0.10 as the consideration for each of the Warrant Shares to be issued pursuant to the exercise of Warrants (subject to any corresponding adjustment in the price of each Warrant Share resulting from an adjustment of the nature referred to in paragraph 10 of this resolution);

8. 2,500,000 Warrants (subject to any adjustment in the number of Warrants issuable upon exercise of the Special Warrants pursuant to the "anti-dilution" provisions of the Special Warrant Certificate) be and are hereby reserved and authorized and allotted for issuance to the holders of Special Warrants upon due exercise of Special Warrants in accordance with the terms of the Special Warrant Certificates, but without payment of any additional consideration, and any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation and whether under the seal of the Corporation or otherwise, to execute and deliver the Warrant Certificates;

Allotment of Common Shares

9. 2,500,000 Shares (subject to any adjustment in the number of Shares issuable upon exercise of the Special Warrants pursuant to the "anti-dilution" provisions of the Special Warrant Certificate) be and are hereby reserved and authorized and allotted for issuance to the holders of Special Warrants upon due exercise of Special Warrants in accordance with the terms of the Special Warrant Certificates, but without payment of any additional consideration and, upon such exercise, the said Shares be issued as fully paid and non-assessable;

10. up to 2,500,000 Warrant Shares (subject to any adjustment in the number of Warrant Shares issuable upon exercise of the Warrants pursuant to the "anti-dilution" provisions of the Warrant Certificate) be and are hereby reserved and authorized and allotted for issuance to the holders of Warrants upon due exercise of Warrants and upon payment of the exercise price therefor, and, upon such exercise and payment the said Warrant Shares be issued as fully paid and non-assessable;

Transfer Agent

11. any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation and whether under the seal of the Corporation or otherwise, to execute and deliver to the Corporation's transfer agent, upon the appointment thereof, a direction to issue and deliver certificates representing Shares to holders of Special Warrants upon exercise of Special Warrants and Warrant Shares to holders of Warrants upon exercise of Warrants and to make such notations in the Corporation's registers as are appropriate in connection therewith;

General Authority

12. any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation and whether under the common seal of the Corporation or otherwise, to do all things and execute and deliver all documents that may be necessary or advisable to give effect to this resolution and complete the Offering in accordance with the Subscription Agreements; and

Counterparts and Facsimile

13. this resolution may be signed by the directors by facsimile and in as many counterparts as is necessary, each of which so signed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth below.

Dated the 18th day of July, 2001.

GARY MEDFORD

VERNA WILSON

TERENCE WALKER

SCHEDULE "A"

Private Placement Placees

Name	Number of Special Warrants
Gary Medford	1,450,000
Verna Wilson	600,000
Terence Walker	50,000
Llyod Clark	50,000
Peter Seiersen	100,000
Thomas Heinimann	150,000
Klaus Mayr	100.000
Total	**2,500,000**

Counterparts and Facsimile

13. this resolution may be signed by the directors by facsimile and in as many counterparts as is necessary, each of which so signed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth below.

Dated the 18th day of July, 2001.

GARY MEDFORD

VERNA WILSON

TERENCE WALKER

INTERNATIONAL PBX VENTURES LTD.
(the "Company")

RESOLUTIONS CONSENTED TO BY ALL OF THE DIRECTORS OF THE COMPANY AS OF THE 02nd DAY OF Nov., 2001.

APPOINTMENT OF SOLICITORS

IT IS HEREBY RESOLVED THAT Bragagnolo & Ovsenek, Solicitors, of Vancouver, British Columbia, are hereby appointed solicitors for the Company.

REGISTERED AND RECORDS OFFICE

IT IS HEREBY RESOLVED THAT:

1. the Registered Office of the Company be changed from 2100 - 1111 West Georgia Street, Vancouver, BC, V6E 4M3 to 602-570 Granville Street, Vancouver, BC, V6C 3P1 or such other location within the City of Vancouver, Province of British Columbia, as Bragagnolo & Ovsenek may from time to time determine;

2. the Records Office of the Company be changed from 2100 - 1111 West Georgia Street, Vancouver, BC, V6E 4M3 to 602-570 Granville Street, Vancouver, BC, V6C 3P1;

3. the Company enter into a registered and records office agreement with Bragagnolo & Ovsenek (the "Registered and Records Office Agreement") and that any director or officer is authorized to execute and deliver the Registered and Records Office Agreement on behalf of the Company and that such execution be deemed approval of the terms and conditions therein contained; and

4. upon the Company receiving notice pursuant to paragraph 7 of the Registered and Records Office Agreement the address of the Registered and Records Offices of the Company be changed to 602-570 Granville Street, Vancouver, BC V6C 3P1 or such other address that the President of the Company shall have advised Bragagnolo & Ovsenek is his or her current residential address from time to time and the Company hereby authorizes Bragagnolo & Ovsenek to file the Form 4, Notice to Change Offices, required to effect the change of Registered and Records Offices with the Registrar of Companies.

5. any one or more of the directors and officers of the Corporation be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution; and

6. this resolution may be signed by the directors by facsimile and in as many counterparts as is necessary, each of which so signed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth below.

VERNA WILSON	TERENCE WALKER
GARY MEDFORD	

INTERNATIONAL PBX VENTURES LTD.
(the "Company")

RESOLUTIONS CONSENTED TO BY ALL OF THE DIRECTORS OF THE COMPANY AS OF THE 22nd DAY OF April, 2001.

APPOINTMENT OF SOLICITORS

IT IS HEREBY RESOLVED THAT Bragagnolo & Ovsenek, Solicitors, of Vancouver, British Columbia, are hereby appointed solicitors for the Company.

REGISTERED AND RECORDS OFFICE

IT IS HEREBY RESOLVED THAT:

1. the Registered Office of the Company be changed from 2100 - 1111 West Georgia Street, Vancouver, BC, V6E 4M3 to 602-570 Granville Street, Vancouver, BC, V6C 3P1 or such other location within the City of Vancouver, Province of British Columbia, as Bragagnolo & Ovsenek may from time to time determine;

2. the Records Office of the Company be changed from 2100 - 1111 West Georgia Street, Vancouver, BC, V6E 4M3 to 602-570 Granville Street, Vancouver, BC, V6C 3P1;

3. the Company enter into a registered and records office agreement with Bragagnolo & Ovsenek (the "Registered and Records Office Agreement") and that any director or officer is authorized to execute and deliver the Registered and Records Office Agreement on behalf of the Company and that such execution be deemed approval of the terms and conditions therein contained; and

4. upon the Company receiving notice pursuant to paragraph 7 of the Registered and Records Office Agreement the address of the Registered and Records Offices of the Company be changed to 602-570 Granville Street, Vancouver, BC V6C 3P1 or such other address that the President of the Company shall have advised Bragagnolo & Ovsenek is his or her current residential address from time to time and the Company hereby authorizes Bragagnolo & Ovsenek to file the Form 4, Notice to Change Offices, required to effect the change of Registered and Records Offices with the Registrar of Companies.

5. any one or more of the directors and officers of the Corporation be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution; and

6. this resolution may be signed by the directors by facsimile and in as many counterparts as is necessary, each of which so signed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth below.

VERNA WILSON

TERENCE WALKER

GARY MEDFORD

INTERNATIONAL PBX VENTURES LTD.

The following resolutions were passed by the Directors of **International PBX Ventures Ltd.** (the "Company") having been consented to in writing by all the Directors of the Company as of the 8th day of June, 2001.

APPOINTMENT OF OFFICERS AND AUDIT COMMITTEE

RESOLVED THAT:

1. the following persons be elected as officers of the Company effective as of the date of this resolution:

   President: Terence Walker
   Secretary: Monika Hilson

2. the following persons be elected as the Audit Committee to hold office effective as of the date of this resolution:

   Terence Walker
   Verna Wilson
   Gary Medford; and

3. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.

These resolutions may be signed by the directors in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument notwithstanding the date of execution and shall be deemed to bear the date as set forth above.

Verna Wilson

Terence Walker

Gary Medford

::ODMA\PCDOCS\CMLAW\893153\1

INTERNATIONAL PBX VENTURES LTD.

The following resolutions were passed by the Directors of **International PBX Ventures Ltd.** (the "Company") having been consented to in writing by all the Directors of the Company as of the 8th day of June, 2001.

APPOINTMENT OF OFFICERS AND AUDIT COMMITTEE

RESOLVED THAT:

1. the following persons be elected as officers of the Company effective as of the date of this resolution:

   President: Terence Walker
   Secretary: Monika Hilson

2. the following persons be elected as the Audit Committee to hold office effective as of the date of this resolution:

   Terence Walker
   Verna Wilson
   Gary Medford; and

3. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.

These resolutions may be signed by the directors in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument notwithstanding the date of execution and shall be deemed to bear the date as set forth above.

Verna Wilson

Terence Walker

Gary Medford

::ODMA\PCDOCS\CMLAW\893153\1

BCSC

British Columbia Securities Commission

march 31/02

FILE NO. 82-2635

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

02 JUN

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.	March 31/02	02 05 09

ISSUER ADDRESS				
608-475 Howe St,				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, B.C.		V6C 2B3	604-681-0568	604-681-7748
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
Verna Wilson		Director		604-681-7748
CONTACT EMAIL ADDRESS	**WEB SITE ADDRESS**			
ipbxvent@axionet.com	www.internationalpbx.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
Verna Wilson (signed)	VERNA WILSON	02 05 09
G. A. Medford (signed)	GARY MEDFORD	02 05 09

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(UNAUDITED- See Notice to Reader)

Randall Yip
Chartered Accountant

701 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Tel: (604) 682-5474 Ext. 229
Fax: (604) 682-5404 Email: minfo@direct.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at March 31, 2002 and the consolidated statements of operations and deficit for the three months then ended from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, Canada
May 9, 2002

Randall Yip
Chartered Accountant

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED BALANCE SHEET
(UNAUDITED- See Notice to Reader)

	March 31, 2002	December 31, 2001
Assets		
Current Assets		
Cash	$ 18,060	$ 1,091
Accounts receivable	939	1,841
Prepaid expenses and deposits	8,111	611
	27,110	3,543
Capital Assets (Note 3)	1,651	1,839
Mineral Interests (Note 4)	1,741,780	1,703,627
	$ 1,770,541	$ 1,709,009
Liabilities		
Current Liabilities		
Accounts payable and accruals	$ 24,976	$ 18,553
Directors' loans	93,550	21,250
Amounts owing to a former director (Note 6)	95,855	95,855
	214,381	135,658
Shareholders' Equity		
Share Capital (Note 5)	6,429,308	6,424,108
Deficit	(4,873,148)	(4,850,757)
	1,556,160	1,573,351
	$ 1,770,541	$ 1,709,009

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED- See Notice to Reader)

	Three Months Ended March 31	
	2002	**2001**
Administrative Expenses		
Administration fees	$ -	$ 7,500
Amortization	112	112
Interest and bank charges	99	88
Investor relations	8,431	7,656
Office, telephone, rent and secretarial	5,376	4,577
Professional fees	600	-
Transfer agent and regulatory	3,093	1,233
Travel and promotion	4,680	169
Less: interest income	-	(160)
Net loss	(22,391)	(21,175)
Deficit, beginning of period	(4,850,757)	(4,758,553)
Deficit at end of period	$ (4,873,148)	$ (4,779,728)

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED- See Notice to Reader)

	Three Months Ended March 31	
	2002	**2001**
Cash flow from operating activities		
Net Loss	$ (22,391)	$ (21,175)
Amortization	188	188
	(22,203)	(20,987)
Change in non-cash working capital		
Current assets	(6,598)	(55)
Current liabilities	6,423	22,641
	(22,378)	1,599
Cash flow from financing activities		
Loan from director	72,300	27,000
Issue of common shares	5,200	-
	77,500	27,000
Cash flow from investing activities		
Mineral acquisition and exploration expenditures	(38,153)	(16,268)
Increase (Decrease) in cash and cash equivalents	16,969	12,331
Cash and cash equivalents at beginning of period	1,091	10,183
Cash and cash equivalents at end of period	$ 18,060	$ 22,514

See Notes to the Financial Statements

1. Significant Accounting Policies

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Share issue costs

Commissions associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[d] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

3. Capital Assets

	March 31 2002			December 31 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and Office Equipment	$ 4,692	$ 3,041	$ 1,651	$ 1,839

4. Mineral Interests

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. No acquisition or exploration commitments remain.

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. (A Cdnx listed company) selling 70% of the Company's interest in 5 of the 20 concessions. The third party was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of:

[i] US$285,000 cash to the Company's wholly-owned subsidiary in Chile. US$5,000 was received in 2000;

[ii] Allotment and issuance to the Company's Chilean wholly-owned subsidiary up to 400,000 shares of Aldershot; and

[iii] Payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000 to the Company's Chilean wholly owned subsidiary.

A formal agreement will be entered into by December 31, 2002 after further due diligence is performed by Aldershot.

The Company is negotiating a new joint venture on eight of the remaining concessions.

[b] San Pedro, Chile

The Company has staked 1000 hectares of exploration concessions in Northern Chile. These concessions contain titanium, copper and gold bearing alteration systems. See [d] below for capitalized costs.

[c] Quebec, Canada – Otish Mountain Claims

The Company has entered into an agreement to purchase 50 claims located in Quebec for $30,000 cash.

Amounts paid to March 31, 2002, $12,500

The Company will retain a 100% interest in the claims but agrees to provide a 2% net profit interest to the vendors.

4. Mineral Interests

[d] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to March 31, 2002
(i) Tierra De Oro Project – Chile			
Exploration Expenditures			
Assays	$ 112,116	$ -	$ 112,116
Automotive	59,531	-	59,531
Camp and exploration supplies	23,370	-	23,370
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	330,954	-	330,954
Mapping	17,730	493	18,223
Office, rent, telephone and professional fees	122,039	609	122,648
Personnel	57,717	-	57,717
Project management	250,209	600	250,809
Report writing	22,865	-	22,865
Travel	71,908	-	71,908
	1,317,619	1,702	1,319,321
Acquisition Costs	375,679	21,640	397,319
	$ 1,693,298	$ 23,342	$ 1,716,640
(ii) San Pedro, Chile			
Exploration Expenditures			
Assays	$ 1,449	$ 450	$ 1,899
Automotive	897	-	897
Office, rent, telephone and professional fees	811	177	988
Project management	-	300	300
Travel	1,622	-	1,622
	4,779	927	5,706
Acquisition Costs	5,550	1,384	6,934
	$ 10,329	$ 2,311	$ 12,640
Total costs, Chile	$ 1,703,627	$ 26,653	$ 1,729,280
(iii) Otish Mountain, Quebec, Canada			
Acquisition Costs	-	12,500	12,500
Total Costs	$ 1,703,677	$ 38,153	$ 1,741,780

5. Capital Stock

Authorized:

100,000,000 Common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2001	17,373,406	6,424,108
Warrants exercised	40,000	5,200
Issued as at March 31, 2002	17,413,406	6,429,308

[a] 525,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.20 per share expiring May 16, 2002.

[b] 2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

6. Related Party Transactions

$1,350 was paid to a director for management services.

Included in accounts payable is $5,245 owing to a director for unpaid fees.

Directors loan of $93,550 is on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

INTERNATIONAL PBX VENTURES LTD.
FOR THE FIRST QUARTER ENDED MARCH 31, 2002

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the three month period are the following:

Office and miscellaneous	$ 2,975
Rent	2,135
Telephone	266
	$ 5,376

(b) Included in investor relations for the three month period are the following:

Consulting	$ 8,100
Market quotation	331
	$ 8,431

2. (a) Related party transactions during the quarter

Exploration project management fee	$ 900

3. Summary of securities issued and options granted in the period
No shares issued or options granted in the period.
40,000 shares issued @ $.13 on the exercise of warrants

4. Summary of securities as at the end of the reporting period

(a) Authorized:

100,000,000 common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

(b) Issued: 17,413,406 common shares

(c) Shares under options

#	Exercise Price	Expiry date
525,000	$0.20	May 16, 2002

(d) Warrants outstanding
2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

SCHEDULE B:

5. Directors and officers at the date of this report

(a) Officers

Terence Walker	President
Monika Hilson	Secretary

(b) Directors

Verna Wilson
Gary Medford
Terence Walker

SCHEDULE C: MANAGEMENT DISCUSSION

The joint venture with Quattro Resources Ltd. (now Aldershot Resources Ltd.) is still in good standing. Aldershot has had difficulty obtaining the financing it needed but feels that it will now be in a position to proceed and expects to begin the exploration program later this year.

In January of this year the company acquired by purchase a 100% interest in a 50 claim diamond property near Otish Mountain Quebec, at an initial cost of $15,000, 200,000 shares of the Company with a 2% net profit interest retained by the vendors. This was later amended to $30,000 and no shares with 2% net profit to the vendors.

In March of this year the Company staked four claims over a gold copper showing and is in the process of adding 10 more claims which will give us a 14 claim group to be known as the Sierra Pintada, in Chile. Size of the property is 3300 hectares. We are expecting to receive final results of the assays shortly.

On May 1st of this year we announced that we had been successful in completing another joint venture on 8 more of our Tierra de Oro claims.through an option to a private company.for a term of 60 days. During this period it is expected that the option will be taken up by a public company. Terms are: all in US dollars: $5,000 down payment and exploration and development expenditure of $3,000,000 over a term of three years to earn an 80% interest. The Company will retain a 20% carried interest, receive $100,000 and 400,000 shares of the public company in stages over the life of the agreement.

Financing:

The Company completed a 2,500,000 private placement, with two year warrants in October of 2001. The shares were issued at $0.10 per share with the warrants exercisable over the two year period at $0.13 in the first year and $0.15 in the second year. 40,000 of the warrants were exercised in January of this year.

"Terry Walker"

President

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF INTERNATIONAL PBX VENTURES LTD. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON JUNE 27, 2002, AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Gary Medford,** a director of the Company, or failing this person, **Verna Wilson,** or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

	For	Withhold		For	Against
1. (a) to elect Terence Walker as director	☐	☐	2. To appoint Manning Elliot, Chartered Accountants as the auditors of the Company.	☐	☐
(b) to elect Gary Medford as director	☐	☐	3. To authorize the directors to set the auditor's remuneration.	☐	☐
(c) to elect Verna Wilson as director	☐	☐	4. To approve the transaction of other business.	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ______________________________ **Date:** ______________________
(Proxy must be signed and dated)

Name: ______________________________
(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

*To be used at the Meeting, this Proxy must be received at the offices of **CIBC Mellon Trust Company** by mail or by fax no later than 48 hours preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of CIBC Mellon Trust Company **is Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1** and its fax number is **(604) 688-4301**.*

NOTES

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineer at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary.

   Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management*** as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

INTERNATIONAL PBX VENTURES LTD.

(the "Company")

SUPPLEMENTAL MAILING LIST CARD

REGISTERED AND NON-REGISTERED SHAREHOLDERS

In accordance with National Policy 41 - Shareholder Communication (the "Policy") and pursuant to the British Columbia *Securities Act* and Securities Rules:

(a) a registered shareholder may elect annually to have his/her/its name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

(b) A non-registered shareholder may elect annually to have his/her/its name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statements pursuant to the policy will receive a quarterly report for an issuer's fourth fiscal quarter.

TO: **CIBC MELLON TRUST COMPANY**
Suite 1600, 1066 West Hastings Street
Vancouver, B.C. V6E 3X1

As an owner of shares of the Company, I request that my name and address be placed on your supplemental mailing list to receive interim financial statements:

NAME OF SHAREHOLDER: ______________________________
(please print clearly)

ADDRESS: ______________________________

____

____

SIGNATURE: ______________________________
(I Certify That I Am a Registered Shareholder)

SIGNATURE: ______________________________
(I Certify That I Am a Non-Registered Shareholder)

NOTE: If you wish to be included on the Company's Supplemental Mailing List, please return this document along with your Proxy in the attached envelope. As the Supplemental List will be updated each year, a Return Card will be required annually in order to remain on the list.